UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

WILON RESOURCES, INC.

(Name of small business issuer in its charter)

Tennessee	1311	62-1757285
(State of incorporation or jurisdiction of organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3875 Hixson Pike, Chattanooga Tennessee 37415 (800) 509-8853

(Address and telephone number of principal executive offices)

3875 Hixson Pike, Chattanooga Tennessee 37415 (800) 509-8853

(Address of principal place of business or intended principal place of business)

Harry Thompson, 3875 Hixson Pike, Chattanooga Tennessee 37415 (800) 509-8853

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common	Over-the-Counter Pink sheets

Securities to be registered under Section 12(g) of the Act: None

(Title of class)

DESCRIPTION OF BUSINESS

We are an independent natural gas company engaged in exploration, development and production activities in the Appalachian Basin, particularly in Wayne County, West Virginia and Magoffin County, Kentucky. Our business strategy focuses primarily on the drilling/acquisition of proved developed and undeveloped properties and on the enhancement and development of these properties. We operate gas wells in which we own the majority of the working interest and also own and operate a gas gathering system in Wayne County, West Virginia which gathers natural gas from our wells.

We were formed under the laws of Tennessee in October, 1998.

Our executive officers are located at 3875 Hixson Pike, Chattanooga Tennessee 37415; and our telephone number at that address is (800) 509-8853.

Gas Operations in Appalachia

Area of Operations

Appalachia is surrounded by major natural gas markets in the northeastern United States. This proximity to a substantial number of large commercial and industrial gas markets, including natural gas powered electricity plants, coupled with the relatively stable nature of Appalachian production and the availability of transportation facilities has resulted in generally higher wellhead prices for Appalachian natural gas than those prices available in the Gulf Coast and Mid-continent regions of the United States. Appalachia includes portions of Ohio, Pennsylvania, New York, West Virginia, Kentucky and Tennessee. Although Appalachia has sedimentary formations indicating the potential for deposits of gas and oil reserves to depths of 30,000 feet or more, most production in the Basin has been from wells drilled to a number of relatively shallow blanket formations at depths of 1,000 to 7,500 feet. These formations are generally characterized by long-lived reserves that produce for more than 20 years. Our drilling success rates and of other operators drilling to these formations historically have exceeded 90%.

Long production life and high drilling success rates to these shallow formations has resulted in a highly fragmented, extensively drilled, low technology operating environment in Appalachia. As a result, there has been limited testing or development of productive and potentially productive formations at deeper depths. Although our management believes that significant exploration and development opportunities may exist in these deeper, less developed formations for those operators with the capital and technical expertise, we will not engage in drilling to such depths unless as part of a program in which investors put up substantially all the funds needed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes appearing elsewhere in the prospectus.

It is difficult for us to forecast our revenues or earnings accurately. We believe that future period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance as we have and will have no backlog of orders. Our operating results in one or more future quarters may fall below investor expectations which, assuming our common stock trades on a recognized market, would almost certainly cause the future trading price of our common stock to decline. You should read the following discussion together with the consolidated financial statements and their accompanying notes, included elsewhere in the prospectus.

We are engaged in the acquisition and enhancement of developed natural gas producing properties and the exploration, development and efficient production of undeveloped natural gas properties which we own in whole or in part. We derive our revenues from our own gas production, well operations, gas gathering, and gas marketing services. We also derive income from the sale of interests in our gas producing properties.

Critical Accounting Policies and Estimates

Our results of operations are based on the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions in our critical accounting policies could materially impact our operating results.

Our significant accounting policies are described in Note A to the financial statements. We believe our most critical accounting policies include revenue recognition as it relates to the method of accounting for gas properties, recognition of income and costs, deferred revenue and accounting for income taxes.

We use the successful efforts method of accounting for gas producing activities. Under successful efforts, costs to acquire mineral interests in gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip developmental wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, costs of developmental wells on properties the we have no further interest in, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved gas properties that are significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are expensed when surrendered or expired.

When a property is determined to contain proved reserves, the capitalized costs of such properties are transferred from unproved properties to proved properties and are amortized by the unit-of-production method based upon estimated proved developed reserves. To the extent that capitalized costs of groups of proved properties having similar characteristics exceed the estimated future net cash flows, the excess capitalized costs are written down to the present value of such amounts. Estimated future net cash flows are determined based primarily upon the estimated future proved reserves related to our current proved properties and, to a lesser extent, certain future net cash flows related to operating and related fees due us related to our management of various partnerships. We follow Statement of Financial Accounting Standards (“SFAS”) No. 121 which requires a review for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recorded as impaired properties are identified.

On sale or abandonment of an entire interest in an unproved property, gain or loss is recognized, taking into consideration the amount of any recorded impairment. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. The carrying cost of unproved properties is not significant.

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The following table is a review of the results of our operations for the fiscal years ended September 30, 2006 and 2005. All items in the table are calculated as a percentage of total revenues.

	Fiscal Years Ended September 30,
	2006	2005
Revenues:
Gas Sales	100.0%	100.0%
Expenses:
Gas production and drilling costs	44.1%	39.8%
General and administrative	77.0%	29.1%
Depreciation, depletion and Amortization	17.4%	5.1%
Interest (expense)	0.0%	0.0%
Net income before income tax expense	38.5%	26.0%
Provision for income taxes	0.0%	5.6%
Net Income (Loss)	(38.5%)	20.4%

The following discussion and analysis reviews our results of operations and financial condition for the years ended September 30, 2006 and 2005. This review should be read in conjunction with the Financial Statements and other financial data presented elsewhere herein.

COMPARISON OF THE YEARS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005.

The following statements of income shows the results of operations for the year ended September 30, 2006 and the comparable year ended September 30, 2005.

Information presented below and in the following discussion which relates to the years ended September 30, 2006 and 2005 was derived from audited financial information.

Statement of Operations

	For the years ending September 30,
	2006	2005
Revenues:
Gas sales	$843,182	$2,646,947

Total revenues	843,182	2,646,947

Cost of gas and drilling production	371,539	1,053,311
Selling, general and administrative	649,147	771,229
Depreciation, depletion and amortization	146,496	135,280

Total expenses	1,167,182	1,959,820

Operating income (loss)	(324,000)	687,127
Interest income	18	1,418
Interest (expense)	(308)	(460)

Net income (loss) before income tax expense	(324,290)	688,085
Provision for income taxes	0	148,750

Net income (loss)	$(324,290)	$539,335

Revenues

Revenues from gas and drilling program sales in the year ended September 30, 2006 were $843,182 compared to revenue of $2,646,947 for the year ended September 30, 2005, a decrease of $1,803,765. These decreases were due mainly from the interruption of production from the use of unrelated companies transmission lines.

Expenses

The cost of gas and drilling production decreased $681,772 from costs aggregating $371,539 for the year ended September 30, 2006 as compared to $1,053,311 for the year ended September 30, 2005. The main reason for this decrease has to do with the volume of natural gas produced during these periods of gas interruption.

Selling, general and administrative expenses decreased by $122,082 from costs aggregating $649,147 for the year ended September 30, 2006 as compared to $771,229 for the year ended September 30, 2005 consisting of the following categories as a percentage of revenues for the year ended September 30, 2006: Rent $17,292 (2.05%) Consulting fees $29,680 (3.52%) Salaries $312,479 (37.01%) Telephone $21,716 (2.58%) Travel $5,742 (.01%) Legal and professional $46,800 (5.55%) Office expense $17,202 (2.04%) Taxes and licenses $20,942 (2.48%) Vehicle expense $17,512 (2.08%) Utilities $8,985 (1.07%) Miscellaneous $12,475 (1.48%). This decrease of $122,082 was a result of decreased expenses for professional fees, salaries, taxes and licenses, and other administrative expenses.

Depreciation, depletion and amortization increased $11,216 to $146,496 in the year ended September 30, 2006 compared to $135,280 in the year ended September 30, 2005. This increase was due to increased capital expenditures and leasehold improvements during this period.

Operating (loss) from operations for the year ended September 30, 2006 was $(324,000) as compared to operating income of $687,127 for the year ended September 30,2005. The decrease in income from operations was primarily due to very little revenue from the sale gas producing properties during the year ended September 30, 2006 caused by the interruption of use of transmission lines.

Operating loss from operations for the year ended September 30, 2006, is not indicative of trends which are expected to continue. The interruption of transmission line use for gas supplies are being settled.

Interest expense and income decreased for the year ended September 30,2006 as compared to the year ended September 30, 2005. Interest expense decreased from $460 to $308 due to the new vehicle note being financed at 7.24 percent. Interest income decreased from $1,418 to $18 due to average balances in fund accounts being lower than the prior year ending September 30, 2005.

Income tax expense decreased from $148,750 for the year ended September 30, 2005 as compared to $ 0 for the year ended September 30, 2006. This decrease was due to a net loss for the year ended September 30, 2006.

Inflation and Changes in Prices

Inflation affects our operating expenses as does interest rates, which may have an effect on our profitability. Gas prices have not followed inflation and have fluctuated widely during recent years as a result of other forces such as OPEC, economic factors, demand for and supply of natural gas in the United States and within our regional area of operation.

We cannot predict the duration of the current condition of gas markets and prices, because of the forces noted above, as well as other variables, may change.

Liquidity and capital resources

We fund our exploration and production operations from cash generated by operations and other financing activities.

Our cash position decreased by $149,167 from $155,321 at September 30, 2005 to $6,154 at September 30, 2006. We were funded through cash provided (used) by operations of $(335,667) as compared to cash provided by operations of $823,184 for the year ended September 30, 2005. Our capital expenditures increased by $2,673,939 for the year ended September 30, 2006 as compared to $686,646 for the year ended September 30, 2005. This increase was due to major repairs and reworking of existing wells and new wells that were capitalized. Cash provided by financing activities increased from a negative $6,821 to $2,860,839 for the year ended September 30, 2006, mainly from the issuance of common stock for cash.

Cautionary Statement Regarding Industry Forecasts

        Market data and certain industry forecasts used throughout the Prospectus were obtained from internal surveys, market research, publicly available information and industry and federal government publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified and the Issuer does not make any representation as to the accuracy of such information.

Projections of Natural Gas Usage and Pricing

We believe that the market for natural gas will grow in the future due to four main factors:

•	Efficiency. Relative to other energy sources, natural gas losses during transportation from source to destination are slight, averaging only about 9% of the natural gas energy.

•	Environmentally favorable. Natural gas is clean and environmentally safest of the fossil fuels.

•	Safety. The delivery of natural gas is among the safest means of distributing energy to customers, as the natural gas transmission system is fixed and is located underground.

•	Price. The deregulation of the natural gas industry and a favorable regulatory environment have resulted in end-users’ ability to purchase natural gas on a competitive basis from a greater variety of sources.

Total energy consumption is projected to increase from 99.3 to 130.9 quadrillion British thermal units, referred to as BTUs between 2000 and 2020, an average annual increase of 1.4 percent. In 2020, this forecast is nearly 4 quadrillion Btu higher than in 2001, primarily due to higher projected energy demand in the commercial and transportation sectors.

Demand for natural gas has increased at an average annual rate of 2%, from 22.8 to 33.8 trillion cubic feet between 2000 and 2020, primarily due to rapid growth in demand for electricity generation.

DESCRIPTION OF PROPERTY

Our History

We were formed under the laws of Tennessee as Wilon Resources, Inc., on October 1, 1998 to engage in the production of natural gas. From October, 1998 to February, 1999, we entered into 13 leases in Wayne County, West Virginia which contained a total of 31 producing natural gas wells, a gathering system, and meters. The leases, known as the Trace Fork Group, were with a number of nonaffiliated third parties and called for the payment of an annual acreage fee of $2 per acre (if non-producing) or a 12.5% royalty fee if producing. In addition, royalty of 12.5% on revenues are before the deduction of taxes and costs of maintaining the wells. The thirteen leases encompass between two to three thousand acres. The Company has an 100% working interest in all leases with no unaffiliated third party ownership.

Through 1999, we replaced three compressors in the system in order to more efficiently deliver natural gas and we also reworked all the wells, including cleaning them out, replacing valves and fittings, replacing tubing, improving access roads, repairing drainage systems, and replacing parts of the gathering system. Sales of natural gas were made to nonaffiliated companies, Alliance Energy Partners, representing over 90% of the sales. Presently, the majority of the wells on the Wayne County properties are undergoing routine maintenance. Maintenance cost averages $250 per day per well.

In January, 1999, we purchased 41 natural gas wells in Wayne County, West Virginia from Myers Drilling Company, Inc., at a cost of $80,000. The wells and leases encompass approximately six thousand acres. Thirty of the wells are presently being reworked at a cost of $10,000 per well. After the completion of the purchase of the property, we commenced to place a few of the operating natural gas wells into production. Pipe joints had to be replaced as the gas pressure exceeded the aggregate limits of the joints. Most of the wells had to be cleaned out, valves and fittings were replaced, meters repaired, tubing replaced, gathering system up graded, and the drainage system improved.

We also acquired an additional 17 natural gas wells in the same area of operation in September, 1999 at a cost of $45,000. These natural gas wells had not been in operation for a number of years and needed extensive work done to make them operational. The work included cleaning out, replacing valves and fittings, replacing tubing and laying of lines for the gathering system to deliver gas to the main pipeline.

In the year 2001, the Company acquired the mineral rights of 120 acres in Magoffin County, Kentucky. These leases are under the same terms and conditions as the leases in Wayne County, West Virginia, with annual acreage fee of $2 per acre (if non-producing) or a 12.5% royalty fee if producing. In addition, royalty of 12.5% on revenues are before the deduction of taxes and costs of maintaining the wells. All thirteen wells are producing with a range of 48% to 56% operating profit.

Business Strategy

Our business strategy is to increase production, operating margins and cash flow:

•	by making acquisitions of natural gas wells or properties that will, in our management’s opinion, add to our operating results and enhance our future strategic positioning;

•	through the exploration and development of our existing and acquired acreage base;

•	through selling a portion of our future gas production under fixed price contracts with varying expiration dates, using financial hedging instruments to realize a target price for a portion of our future gas production.

•	by improving profit margins through operational and technological efficiencies; and

•	through the further expansion of our gas gathering systems.

Competitive Strengths

        Our natural gas properties are located in the Appalachian Basin and are characterized by long-lived reserves, a high success rate in drilling and completing wells, favorable pricing for our production and readily available transportation. Based upon fiscal 2003 production and reserve levels, our proved reserves-to-production ratio, or reserve life, was 20 years. Moreover, because our production in the Appalachian Basin is near markets in the northeast United States, we generally receive a premium over quoted prices on the NYMEX for the natural gas we produce. Since the Company has only an approximate 5% share of the market in the area that our operations represent, there are numerous competitors that give us advantages and disadvantages. These competitors have pipeline access that we both utilize and by completion of our gathering system, another source of revenue will be obtained through their use. However, the competitors at this time, have greater sources of funding that enables them to produce a greater quantity of natural gas.

Acquisitions

Our acquisition strategy focuses on natural gas wells and leases that can provide:

•	enhanced cash flow,

•	additional drilling and development opportunities,

•	synergies with our existing properties,

•	enhancement potential of current operations, and/or

•	economies of scale and cost efficiencies.

Natural Gas Operations, Production and Development.

Operations.

We contract for services performed on all of the wells in which we hold working interests. The Company has a “Gas Well Operating Agreement” between R & D Drilling & Completion, Inc. and it’s affiliate company, P & J Resources, Inc. They act as an independent contractor as the operator of the Company’s gas wells. The operating area is designated as the Butler District, Wayne County, West Virginia and shall include the wells, the surface and subsurface equipment associated with the gas wells, the gas gathering system, the gas pipelines from the wells to the master sales meters and the well access roads. The terms of the operating agreements became effective January 2, 2002, and shall continue and remain in force and effective during the productive life of the wells. The compensation terms of the operating agreement between R & D and P & J are as follows: they shall be paid the invoice price for all supplies, equipment, insurance, labor and services, including third party services that they supply, purchases or contracts for, pertaining to or for the benefit of the wells and a monthly operating fee of $250 per well, for each month a well has any production. R & D and P & J shall not start any project or incur any extraordinary costs to the wells reasonably estimated to result in an expenditure of more than $1, 000, without first sending written notice and then receiving written approval from Wilon Resources, Inc. The agreements shall terminate between the parties, upon the earliest of (a) the plugging or abandonment of the wells, (b) the resignation of the operators, which may be effected with just cause, upon ninety (90) days prior written notice to Wilon, or (c) the removal of R & D or P & J as operator, which may be effected with just cause, upon thirty (30) days prior written notice to R & D or P & J, from Wilon. Both agreements are the same with no variances. The Company conducts all of the production operations through these companies. We seek to maximize the value of our natural gas properties through cleaning and reworking wells, operating cost reductions and equipment improvements.

Our management travels to well sites on a regular basis and continuously reviews its properties to identify actions which could reduce operating costs and improve production. Eric Thompson, Vice-President of the Company, spends approximately 20% of his time at the well sites in order to assess operating costs and improvements in production.

Developed and Undeveloped Acreage/ Productive Wells

Our exploration and development activities have primarily involved the acquisition of proved developed and undeveloped gas properties and the drilling and development of such properties. The following table sets forth information as of September 30, 2006 regarding productive natural gas wells in which we have a working interest and information about our developed and undeveloped natural gas acreage. All of the following producing wells are profitable with ranges of 48% to 56% operating profit for the years 2002 to present. Since the value of the natural gas reserves are not stated on the Company’s assets, the results of operations are increased by that factor.

Wayne County, West Virgina:

No. of Leases	No. of Wells	Acreage	Producing	Developed	Undeveloped
79	104	11,056.2	61	x
8	0	1,195.6	0		x

Totals	104	12,251.8	61

Magoffin County, Kentucky

No. of Leases	No. of Wells	Acreage	Producing	Developed	Undeveloped
11	13	120	13	x

Totals	13	120	13

Grand Totals	117	12,371.8	74

All of the above leases remain in force for a term of one year and as long thereafter as oil, gas and/or coalbed methane are produced from the premises or operations by drilling or injection are continued, or thereafter, to pay the Lessor a delay rental at the rate of a minimum fee of $2 per acre per annum. The Company also has a 100% working interest in the leases with an obligation to pay the Lessor 12.5% royalty fee for all marketed gas of the price received at the wellhead or meter station.

Our Future Development Plans.

Drilling New Natural Gas Wells

With appropriate funding, we intend to drill new natural gas wells on our existing leases to the Devonian Shale formation at a target depth of about 3,500 feet. The cost for drilling these wells will be paid from our funds or by entering into ventures to share the working interest of the wells with other entities. We estimate a cost of $350,000 per well. The Company will also extend the gas gathering systems as each well is drilled and placed into production.

Sales of Working Interests in various wells

Between 1999 and 2001, we sold working interests in various natural gas producing wells. The terms of the sales were that the purchaser pay a down payment with the balance due within generally 12 months. If the working interests were not paid in full within the contracted time frame for payment, purchasers agreed to reassign to us their interests in the wells. All of the two wells sold during that period were bought back at the same amount with no material impact on the transactions.

In the year 2002 and 2003, all sales of interest in various wells have been royalty interest sales and not working interest sales.

Recompletion of Natural Gas Wells

We presently lease approximately 7,654 acres in West Virginia that contain producing natural gas wells. (Total acreage exceeds 12,000). A certain number of these wells will be selected for deepening approximately 1,500 feet to approximately 3,750 feet, the Devonian Shale formation. Completion will be in accordance with standard completion procedures for this area. We estimate, based on our experience, that the costs of deepening the wells should be recovered in three years based on present gas prices. The production life of these re-completed wells is estimated to be in excess of twenty years. An average cost of reworking and deepening per well will range from $150,000 to $175,000 per well.

Reworking Existing Natural Gas Wells

We have leased a number of producing natural gas wells that need to be reworked in order to increase production. Reworking includes cleaning out the wells, drilling out sediment, setting and cementing new casing, replacing valves and fittings, repairing gathering systems and performing other maintenance. We estimate the cost of the twenty wells needing to be reworked to be in the $10,000 range per well. By reworking these wells, we estimate that they could produce 200 mcf per day or an average of $1,000 per day per well. At an estimated 48% operating profit, the Company’s cash flow and profitability would greatly increase.

        We estimate that the production life of these wells be significantly increased and should continue to produce for an additional ten years prior to another reworking procedure. Total productive life is estimated at twenty years.

The Process of Drilling Natural Gas Wells

If wells are drilled too close together, they would communicate with each other and each would draw off production from the other. Recently, some geologists question if Appalachian natural gas wells draw laterally or vertically. If vertically, then wells could be spaced closer together without affecting one another. The reason for this speculation is that many older wells which were shut-in for years have resumed production which supports the theory that they are fed from below. However, our wells are generally spaced one well every ten acres and will continue to be spaced apart.

We drill wells through the use of specialized contractors to the target depth using air drilling equipment from a truck rig having a 30 foot mast. Pipes of 9 inches in diameter are set in the hole. Within that pipe, another pipe of 7 inches diameter is set and cement is pushed into the center pipe and comes up to fill the space between the pipes for a depth of several hundred feet. Finally, a 4 1/2 inch casing is inserted in the middle which extends to the bottom of the hole and is cemented in place to cut off any water flow and to stabilize the hole.

We then order a radiation log which indicates the rock formation and a temperature log. The logs indicate where to perforate. Strings of 50 caliber shells are set off electrically; and the shot perforates the casing and the cement - and opens up the formation. The shot is followed with approximately 500 gallons of 15% hydrochloric acid to open up the shot holes. Finally, stimulation or fracing by forcing nitrogen sand and under pressure through the shot holes is performed. The additional sand is to prop up the perforated openings. After clean up, the wells are ready for production.

Prior to production, we install blow out preventers - large valves which can be shut if pressure builds up. We also install appropriate valves and meters. We start production slowly to prevent sand from blowing back into the wells and build up production over a period of months.

Title to Properties

We believe that we hold good and indefeasible title to our properties, in accordance with standards generally accepted in the natural gas industry. A title examination has been performed with respect to substantially all of our producing properties. Each of our leased properties represents a material portion of our holdings; and a title dispute could have adverse consequences for our production and retention of revenues from production of natural gas.

Our properties are subject to royalties and other customary outstanding interests. Our properties are also subject to liens incident to operating agreements, current taxes, development obligations under natural gas leases and other encumbrances, easements and restrictions. We do not believe that any of these burdens will materially interfere with the use of our properties.

Natural Gas Reserves

The following table summarize information regarding our estimated proved natural gas reserves as of the dates indicated. All of our reserves are located in the United States. We base our estimates relating to our proved natural gas reserves and future net revenues of natural gas reserves upon reports prepared by Steven P. Kohler, Engineering Consultant. In accordance with SEC guidelines, we make the standardized and PV-10 estimates of future net cash flows from proved reserves using natural gas sales prices in effect as of the dates of the estimates which are held constant throughout the life of the properties.

Reserve estimates are imprecise and may change as additional information becomes available. Furthermore, estimates of natural gas reserves, of necessity, are projections based on engineering data. There are uncertainties inherent in the interpretation of this data as well as the projection of future rates of production and the timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Reserve reports of other engineers might differ from the reports of our consultant, Steven P. Kohler. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of this estimate. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, the reserves set forth in the following tables ultimately may not be produced and the proved undeveloped reserves may not be developed within the periods anticipated. You should not construe the estimated PV-10 values as representative of the fair market value of our proved natural gas properties. PV-10 values are based upon projected cash inflows, which do not provide for change in natural gas prices or for escalation of expenses and capital costs. The meaningfulness of these estimates depends upon the accuracy of the assumptions upon which they were based. We evaluate natural gas reserves at constant temperature and pressure. A change in either of these factors can affect the measurement of natural gas reserves. We deduct operating costs, development costs and production-related and ad valorem taxes in arriving at the estimated future cash flows. We make no provision for income taxes, and base the estimates on operating methods and conditions prevailing as of the dates indicated. We cannot assure you that these estimates are accurate predictions of future net cash flows from natural gas reserves or their present value. For additional information concerning our natural gas reserves and estimates of future net revenues, see Notes H and I to our financial statements.

Natural Gas Sales

We sell the natural gas we produce to gas transmission companies, industrial end-users and utilities under contracts with terms ranging from one month to three years. As customary in the industry, virtually all of our contract pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of natural gas and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas supplies. As a result, our revenues from the sale of natural gas will suffer if market prices decline and benefit if they increase. At this date, the Company does not currently engage in hedging transactions nor has any contracts with future gas production under fixed price contracts.

A variety of factors affect the market for natural gas, including the availability of other domestic production, natural gas imports, the availability and price of alternative fuels, the proximity and capacity of natural gas pipelines, general fluctuations in the supply and demand for natural gas and the effects of state and federal regulations on natural gas production and sales. In particular, gas production and related operations are or have been subject to price controls, taxes and other laws and regulations relating to the gas industry. Failure to comply with such laws and regulations can result in substantial penalties. The regulatory burden on the gas industry increases the Company’s cost of doing business and affects its profitability. Although the Company believes it is in substantial compliance with all applicable laws and regulations, because such laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations.

The natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. We market our natural gas to natural gas utilities, industrial and commercial customers, either directly through our gathering system, or utilizing transportation services provided by regulated interstate pipeline companies.

Intangible Drilling Costs

In general, intangible drilling costs, known as “IDC” consist of those costs which in and of themselves have no salvage value. Congress granted to the Treasury Secretary the authority to prescribe regulations that would allow taxpayers the option of deducting, rather than capitalizing, intangible drilling and development costs. The Secretary’s rules state that, in general, the option to deduct IDC applies only to expenditures for drilling and development items that do not have a salvage value. We and any investors have the option of deducting IDC as an expense or capitalizing it over a 60-month period beginning in the month the expenditure is made.

We also claim depreciation, cost recovery, and amortization deductions with respect to our basis natural gas property as permitted by the Internal Revenue Code. The cost of lease equipment and well equipment, such as casing, tubing, tanks, and pumping units, and the cost of pipelines cannot be deducted currently but must be capitalized.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock as of September 30, 2006 by each stockholder known by us to be the beneficial owner of more than 5% of our common stock, each of our directors and executive officers and all executive officers and directors as a group.

	Shares of Common Stock Beneficially Owned(1)
Name	Title	Number	Percent
Harry F. Thompson	President, Treasurer and a Director	7,520,000	47.81%

Jim Anderson	10 % shareholder	1,575,000	10.01%

Around the Clock Partners, LP		955,000	6.07%

Amy Pye	Secretary and a Director	105,000	0.01%

Eric J. Thompson	Vice-President and a Director	105,000	0.01%

Bryan P. S. Gray	A Director	0	0.0%

Directors and officers (4 persons)

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entity named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock underlying warrants or options that are currently exercisable or exercisable within 60 days of the date of the Prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 15,729,834 shares of our common stock outstanding as of September 30, 2006.
(2)	The shares beneficially owned by Harry Thompson are held as follows:

Harlis Trust                     7,520,000 shares

(3)	Harry Thompson is the father of Amy Pye and Eric Thompson.

Harry Thompson, Amy Pye and Eric Thompson disclaim ownership of each others shares.

Employees

As of September 30, 2006, we had four employees, three are officers and directors. We also employ consultants or consultant companies on an as needed basis.

Facilities

We lease modern office premises in Chattanooga, Tennessee at an annual rental of $48,000, payable monthly. The five year lease was entered into on July 1, 2006. We may renew for three successive five year periods commencing July 1, 2011, upon the same terms adjusted for changes in the Consumer Price Index.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding our executive officers and directors that are elected on an annual basis:

Name	Age	Position	Since
Harry F. Thompson	68	President, Treasurer and a Director	1998
931 Ashland Terrace
Chattanooga Tennessee 37415

Amy Pye	34	Secretary and a Director	2002
931 Ashland Terrace
Chattanooga Tennessee 37415

Eric J. Thompson	32	Vice-President and a Director	2002
931 Ashland Terrace
Chattanooga Tennessee 37415

Bryan P. S. Gray	66	A Director	2002
5006 NW 49th Road
Tamarac, Florida 33319

Harry F. Thompson has been our president since our inception in 1998. From 1994 to 1998, he was President of CBG, Inc., a natural gas production company located in Chattanooga, TN. He sold the company to found Wilon Resources, Inc. >From 1991 to 1994, Mr. Thompson was an independent business consultant in Chattanooga, TN. From 1983 to 1991, he was President of Tricor, Inc., an oil and gas production company. From 1960 - 1981, Mr. Thompson maintained a general and corporate practice of law business in Huntington, WV. He received is B. S. in Zoology from Marshall University, Huntington, WV in 1957 and his LLB from the T.C. Williams School of Law, University of Richmond, VA, in 1960.

Amy Pye has served as our Administrative Assistant since 1999 and Secretary since April 2001. From 1997 to 1999, she served as a manager for the following Chattanooga-based retail stores; Goody’s Department Store, The Limited and Nautica and in retail sales for Proffitts, The Gap, J. Crew, Adriaenne Vittadini, Lamora’s, Inc., Avanti, Inc. and in customer relations and catalog for Expressions Catalog, Inc, and Premium Underwriters. She became a director of our company in November 2002.

Eric J. Thompson has been our Vice-President and a director since May, 2001. From 1992 to 1993 he was warehouse shipping manager for Premiun Underwriter, Inc. He has worked part time for Tinder Box, Inc. as sales clerk from 1994 to 1998. Also during 1993 to 1995 Mr. Thompson was shipping manager of Expressions Catalogue Co., Inc. and from 1998 to 2001 he was Assistant Store Manager of Goody’s Inc. He attended Chattanooga State Technical Community College from 1994 to 1996.

Bryan P. S. Gray has, since 1984, acted as a consultant in real estate and business projects. He was, from 1983 to 1984, successively Director of Finance and Administration and General Manager for Confederation Offshore Limited, St. John’s, Newfoundland, a consortium of companies which analyzed and developed offshore oil-related projects. From 1985 to 1994, he was President of ScotCan Consulting, Ltd. He was responsible for all forms of international banking in the Republic of Korea. As a direct result was granted permission by the government, to open the first Canadian bank branch in Japan. From 1997 to present he is co-owner, broker, salesperson of Mainlands Realty, Inc. in Tamarac, Florida, using his contacts with Fortune 500 level of national and International companies.

Director Compensation

Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses for attending board and board committee meetings.

Compensation Arrangements

We have not entered into employment contracts with any of our management employees.

EXECUTIVE COMPENSATION

The following table sets forth for the fiscal years ended September 30, 2006 and 2005, the compensation we paid to our Chief Executive Officer(s) and any other executive officers who earned in excess of $100,000 based on salary and bonus. The Company intends, at a future date, to provide executive compensation that would include, but not be limited to, stock options, warrants, and/or cash bonuses, all being pursuant to a management contract.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/SARs
Harry Thompson	2006	150,000	-0-	10,000	-0-
Chief Executive Officer	2005	150,000	-0-	10,000	-0-

Option Grants for the fiscal years ended September 30, 2006 and 2005

The following table sets forth information concerning the grant of stock options to the named executive officer during the fiscal years ended 2006 and 2005.

	Individual Grants
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Harry Thompson	-0-	-0-	-0-	-0-	-0-	-0-

Aggregated Option Exercise for the fiscal years Ended September 30, 2006 and 2005 and Fiscal Year-End Option Values.

The following table sets forth information concerning the exercise of stock options during the fiscal years ended September 30, 2006 and 2005 by the named executive officer, and his options outstanding at the end of the transition period.

Aggregate Option/SAR Exercises in Transition Period and TP-End Option/SAR Values

Name	Acquired on Exercise (#)	Shares Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at TPY-End (#)		Value of Unexercised In- the Money Options/SARs at TP-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Harry Thompson	-0-	-0-	-0-	-0-	-0-	-0-

Indemnification of directors and executive officers and limitation of liability

The Tennessee Business Corporation Act authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. As permitted by the Tennessee Business Corporation Act, our amended certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Tennessee Business Corporation Act (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the Tennessee Business Corporation Act, our bylaws provide that we are required to indemnify our directors and officers, consultants and employees to the fullest extent permitted by the Tennessee Business Corporation Act. Subject to certain very limited exceptions, we are required to advance expenses, as incurred, in connection with a legal proceeding to the fullest extent permitted by the Tennessee Business Corporation Act, subject to certain very limited exceptions. The rights conferred in our bylaws are not exclusive.

We have not obtained directors’ and officers’ liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in this opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We were formed in October, 1998, under the Tennessee Business Corporation Act. In October, 1998, we issued 1,000 shares of our common stock to Harlis Trust, the trustee of which is Harry Thompson, our President. On March 11, 2003, we forward split our issued and outstanding shares of common stock in the ratio of 10,400 to 1 so that Harlis Trust owned 10,400,000 shares of our common stock. On August 11, 2003, Harlis Trust Gifted 100,000 shares each to Amy Pye, Eric Thompson, Kevin Thompson and Stephany Rutledge, the children of Harry Thompson, our President. Harry Thompson, Eric J. Thompson Amy Pye and Kevin Thompson disclaim ownership of each Other’s shares.

Harry Thompson receives a salary of $150,000 per year, Amy Pye, Secretary, his daughter, receives a salary of $26,000 per year and Eric Thompson, Vice-President, his son, receives a salary of $26,000 per year.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share, of which 15,729,834 shares are issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by our board of directors; (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions; and (iv) are entitled to one noncumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders. Cumulative voting for the election of directors is not provided for in our amended certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of legally available funds at such times and in such amounts as our board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of our common stock held on all matters submitted to a vote of stockholders. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

We may, subject to limitations prescribed by Tennessee law, provide for the issuance of up to 10,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

PART F/S

DRAKEFORD & DRAKEFORD, LLC

CERTIFIED PUBLIC ACCOUNTANTS

554 Duncan Road

Royston, Georgia 30662

770-575-0915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Wilon Resources, Inc.

We have audited the balance sheet of Wilon Resources, Inc. as of September 30, 2006 and the related statements of operations, changes in stockholders’ equity, and cash flows for the years ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilon Resources, Inc., as of September 30, 2006 and the results of its operations and its cash flows for the years ended September 30, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Drakeford & Drakeford, LLC

December 2, 2006

WILON RESOURCES, INC.

BALANCE SHEET

September 30, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,154

Total current assets	6,154

PROPERTY AND EQUIPMENT, at cost
Gas properties	4,697,821
Furniture and fixtures	51,667
Leasehold improvements	127,460
Vehicles	98,638

4,975,586
Less: accumulated depreciation, depletion, amortization	(468,322)

Total property and equipment, net	4,507,264

OTHER ASSETS
Deposits	600

Total other assets	600

TOTAL ASSETS	$4,514,018

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$127,505
Note payable-line of credit	59,325
Note payable, vehicle	5,425

Total current liabilities	192,255

LONG-TERM LIABILITIES
Note payable, vehicle	19,128

Total long-term liabilities	19,128

STOCKHOLDERS’ EQUITY
Preferred stock, authorized 10,000,000 shares at $.001 par value; no outstanding shares at September 30, 2006	0
Common stock, $.001 par value; authorized – 50,000,000 shares; issued and outstanding – 15,729,834 shares at September 30, 2006	15,730
Additional paid-in-capital	2,797,390
Retained Earnings	1,489,515

Total stockholders’ equity	4,302,635

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,514,018

The accompanying notes are an integral part of these statements.

WILON RESOURCES, INC.

STATEMENTS OF OPERATIONS

Years Ended September 30,

	2006	2005
Revenues:
Gas sales	$843,182	$2,646,947

Cost of gas and drilling production	371,539	1,053,311
Selling, general and administrative	649,147	771,229
Depreciation, depletion and amortization	146,496	135,280

Total expenses	1,167,182	1,959,820

Operating income (loss)	(324,000)	687,127

Other income (expenses):
Interest income	18	1,418
Interest (expense)	(308)	(460)

Total other income (expense)	(290)	958

Net income (loss) before income tax expense	(324,290)	688,085
Provision for income taxes	0	148,750

Net income (loss)	$(324,290)	$539,335

Basic and diluted earnings (loss) per common share	$(.02)	$.05
Weighted average shares outstanding, basic and diluted	14,445,292	11,995,000

The accompanying notes are an integral part of these statements.

WILON RESOURCES, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

	Common stock		Additional paid-in capital	Accumulated earnings	Total
	Shares	Amount
Balance at September 30, 2003	11,995,000	$11,995	$0	$1,044,174	$1,056,169
Net income for the year ended September 30, 2004				230,296	230,296

Balance at September 30, 2004	11,995,000	11,995	0	1,274,470	1,286,465
Net income for the year ended September 30, 2005				539,335	539,335

Balance at September 30, 2005	11,995,000	11,995	0	1,813,805	1,825,800
Issuance of common stock for cash	3,734,834	3,735	2,797,390		2,801,125
Net loss for the year ended September 30, 2006				(324,290)	(324,290)

Balance at September 30, 2006	15,729,834	$15,730	$2,797,390	$1,489,515	$4,302,635

The accompanying notes are an integral part of this statement.

WILON RESOURCES, INC.

STATEMENT OF CASH FLOWS

For The Years Ended September 30,

	2006	2005
OPERATING ACTIVITIES
Net Income (loss)	$(324,290)	$539,335
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	146,496	135,280
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(9,123)	120,153
Loan payable	0	(1,696)
Income taxes payable	(148,750)	30,112

Cash provided (used) by operating activities	(335,667)	823,184

INVESTING ACTIVITIES
Capital expenditures	(2,673,939)	(686,646)
Deposits	(400)	0

Cash (used) by investing activities	(2,674,339)	(686,646)

FINANCING ACTIVITIES
Proceeds from vehicle note	36,374	0
Issuance of common stock for cash	2,801,125
Bank notes	60,000
Debt repayments	(36,660)	(6,821)

Cash provided (used) by financing activities	2,860,839	(6,821)

INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(149,167)	129,717

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	155,321	25,604

CASH AND EQUIVALENTS AT END OF PERIOD	$6,154	$155,321

Supplemental information:
Interest paid	$308	$460
Income taxes	$0	$148,750

The accompanying notes are an integral part of these statements

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations

Wilon Resources, Inc. (“Company”) was incorporated in October 1998 in the state of Tennessee. The Company is engaged in natural gas exploration, development and production, with primary emphasis on the production of gas reserves through acquisitions of proved, producing gas properties in the states of West Virginia and Kentucky.

The Company presently holds approximately 15,000 acres by leases that have producing natural gas wells. A certain number of these wells will be selected for deepening approximately 1500 feet to the Devonian Shale formation. Completion will be in accordance with standard completion procedures for the area.

    Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

    Revenue and Cost Recognition

Revenues from the sale of natural gas are recognized when the gas has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exits, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured and the sales price is fixed or determinable. Natural gas may be sold under contracts with terms ranging from one month to several years. Virtually all of our contract pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of natural gas and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas supplies. As a result, our revenues from the sale of natural gas will suffer if market prices decline and benefit, if they increase.

The Company has adopted the successful efforts method of accounting for gas properties producing activities. Management believes adoption of the successful efforts method more accurately reflects management’s exploration objectives and results. See “ Gas Properties” footnote.

    Property and Equipment

The estimated service lives of property and equipment are principally as follows:

Furniture and fixtures	5- 7 years
Computer equipment	3- 7 years
Computer software	2- 7 years
Leasehold improvements	10-15 years
Vehicles	5-7 years

New property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 2-15 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Gas Properties

The Company uses the successful efforts method of accounting for gas producing activities. Under successful efforts, costs to acquire mineral interest in gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip developmental wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, costs of developmental wells on properties the Company has no further interest in, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed. Unproved gas properties that are significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are expensed when surrendered or expired.

When a property is determined to contain proved reserves, the capitalized costs of such properties are transferred from unproved properties to proved properties and are amortized by the unit-of-production method based upon estimated proved developed reserves. To the extent that capitalized costs of groups of proved properties having similar characteristics exceed the estimated future net cash flows, the excess capitalized costs are written down to the present value of such amounts. Estimated future net cash flows are determined based primarily upon the estimated future proved reserves related to the Company’s current proved properties and, to a lesser extent, certain future net cash flows related to operating and related fees due the Company related to its management of various partnerships. The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 121 which requires a review for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recorded as impaired properties are identified.

On sale or abandonment of an entire interest in an unproved property, gain or loss is recognized, taking into consideration the amount of any recorded impairment. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. The carrying cost of unproved properties is not significant.

Income Taxes-Deferred Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There are no deferred taxes arising from timing differences as of September 30, 2006 and 2005. (See Note-F )

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Earnings Per Common Share

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. SFAS No. 128 requires the presentation of basic earnings (loss) per share (EPS) and diluted EPS. Basic EPS is calculated by dividing net income or loss (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, warrants, convertible preferred stock and convertible debentures, were exercised or converted into common stock.

As discussed in Note- D, there were no dilutive securities during the periods ended September 30, 2006 and 2005.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consists primarily of trade accounts receivable with a variety of local, national, and international oil and natural gas companies. Such credit risks are considered by management to be limited due to the financial resources of the oil and natural gas companies.

Risk Factors

The Company operates in an environment with many financial risks including, but not limited to, the ability to acquire additional economically recoverable gas reserves, the continued ability to market drilling programs, the inherent risks of the search for, development of and production of gas, the ability to sell natural gas at prices which will provide attractive rates of return, the volatility and seasonality of gas production and prices, and the highly competitive nature of the industry as well as worldwide economic conditions.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Advertising Cost

    The Company has no advertising cost at this time.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all certificates of deposit and other financial instruments with maturity dates of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in calculating the Company’s depletion, depreciation and amortization which could be subject to significant near term revision include estimated gas reserves. The Company’s reserve estimates could vary significantly depending on various factors, including Company and industry volatility of natural gas prices.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Certain Significant Estimates

Management estimates included in these financial statements for which it is reasonably possible that a future event in the near term could cause the estimate to change and the change could have a severe impact, are as follows: Management’s estimates of gas reserves are based on various assumptions, including constant gas prices. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable gas reserves may vary substantially from those assumed in the estimate. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves. While it is at least reasonably possible that the estimates above will change materially in the near term, no estimate can be made of the range of possible losses that might occur.

Fair Value of Financial Instruments

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company’s financial statements include cash and cash equivalents, short-term investments, accounts receivable, other receivables, other assets, accounts payable, notes payable and due to affiliates. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of those instruments. The carrying value of debt approximates fair value as terms approximate those currently available for similar debt instruments.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

Recent Accounting Pronouncements

New accounting statements issued and adopted by the Company, include the following:

The oil and gas industry is currently discussing the appropriate balance sheet classification of oil and gas mineral and drilling rights held by lease or contract. The Company classifies these assets as property, plant and equipment in accordance with its interpretation of FAS No. 19 and common industry practice. There is also a view that these mineral rights are intangible assets as defined in FAS No. 141, Business Combinations, and, therefore should be classified separately on the balance sheet as intangible assets. If the accounting for mineral rights held by lease or contract is ultimately changed, the Company believes that any such reclassification of mineral rights could amount to approximately $ 451,854 at September 30, 2006. The determination of this amount is based on the Company’s current understanding of this evolving issue and how the provisions of FAS No. 141 might be applied to oil and gas mineral rights. This potential balance sheet reclassification would not affect results of operations or cash flows.

Under Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” (as amended by SFAS 138 and SFAS 149), all derivative financial instruments are recognized in the financial statements as either assets or liabilities measured at fair value and the changes in the fair value recognized in income or other comprehensive income, depending on their classification. The Company has no derivative financial instruments.

In May 2003, the FASB issued Statement No. 150 (“SFAS 150”) “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 requires that certain instruments that were previously classified as equity on a Company’s statement of financial position now be classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on the Company’s results of operations or financial position.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

Recent Accounting Pronouncements-(continued)

New accounting statements issued and adopted by the Company, include the following:

In November 2004, the FASB issued SFAS 151, “Inventory Costs” which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 is effective for the first annual reporting period beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company’s Consolidated Financial Statements.

In December 2004, the FASB, issued a revision to SFAS 123 “Share-Based Payment”, also known as SFAS 123R, that amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB 25 and generally requires such transactions be accounted for using a fair-value-based method. SFAS 123R’s effective date would be applicable for awards that are granted, modified, become vested, or settled in cash in interim or annual periods beginning after June 15, 2005. SFAS 123R includes three transition methods: one that provides for prospective application and two that provide for retrospective application.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction,” which replaces APB Opinion No. 20 “Accounting Changes,” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SHORT-TERM AND LONG-TERM DEBT OBLIGATIONS

	September 30, 2006	September 30, 2005
Details of Short-Term Debt:
Ford Credit-Vehicles	$5,425	$7,718
Details of Long-Term Debt:
Ford Credit-Vehicles	19,128	16,446

Total Debt	$24,553	$24,164

As of September 30, 2006, the Company financed a Ford Explorer for sixty months at an annual interest rate of 7.24%. The Company also had a line of credit with a balance of $ 59,325 as of September 30, 2006 with an annual interest rate of prime plus one.

NOTE C – LEASE OBLIGATIONS

The Company moved it’s headquarters to 3875 Hixson Pike, Chattanooga, Tennessee in January 2006. During the first six months, the Company remolded the building in exchange for rent until June 30, 2006. A five year lease commenced on July 1, 2006 at an annual lease expense of $48,000. The renewal terms of the lease gives the Company an option to renew the lease for three successive five year periods commencing on the 1st day of July 2011, respectively, upon all terms, conditions and obligations set forth in the original lease contract. Terms of any renewed lease is based upon the Consumer Price Index-All Urban Consumers, U.S. City Average, published by the Bureau of Labor Statistics of the United States Department of Labor-or such other similar index if the Consumer Price Index is no longer so published. (see Note-E).

NOTE D- SHAREHOLDERS’ EQUITY

The Company amended it’s certificate of incorporation to increase the authorized number of shares to 50,000,000 shares of common stock at $0.001 par value and 10,000,000 shares of preferred stock at $0.001 par value.

The shares of preferred stock may be issued from time to time in one or more classes or series with such dividend rates, voting rights, rights of conversion, rights upon dissolution or liquidation, and with such designations or restrictions thereof as shall be determined by resolution adopted by the Board of Directors at the time such stock is issued without further approval of the shareholders.

During the year 2006, the Company issued stock for cash in order to raise capital to re-work existing wells and to drill new wells. The Company issued 3,734,834 shares of common stock at $.75 per share.

There have been no options or warrants issued or granted.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E –RELATED PARTY TRANSACTIONS

The Company leases office space from Harlis Trust, whom the President of the Company, Harry Thompson, is the beneficiary. (see Note-C).

NOTE F – INCOME TAXES AND TAX BENEFITS

The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax Credits Accounted for on the Cost Reduction Method:

Section 29 tax credits (credit for producing fuel from a nonconventional source) are accounted for as decreases in the production cost of producing natural gas. The credits are included in income through a reduction of the amount of production cost for the period which would otherwise be charged to operations.

As of September 30, 2005, the Company’s year-end and also tax year-end, income taxes have been reduced by Code Section 29 tax credits that the Company has generated under Title 26. Section 29 of the Internal Revenue Code specifies a credit of $3 for each barrel-of-oil equivalent (BOE) of qualified fuel produced from a nonconventional source which is attributable to the taxpayer. As of September 30, 2005, credits in the amounts of $ 85,199, were utilized in order to reduce income taxes for the current tax period.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – INCOME TAXES AND TAX BENEFITS (continued)

The federal and state income tax provision (benefit) is summarized as follows:

	Years ended September 30,
	2006	2005
Current:
Federal	$0	$148,750

State (no tax district)
Deferred:	$0	$0

A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Years ended September 30,
	2006	2005
Computed tax at the federal statutory rate of 34%	$0	$233,949
State taxes	0	0
Sec 29 tax credits/Marginal tax credits	0	(85,199)
Reduction in valuation allowance	0	0
Reduction in production cost	0	0

Provision for income taxes	$0	$148,750

Effective tax rate	0%	22%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of September 30, 2006 and 2005, there were no temporary differences between the carrying amounts of assets and liabilities of the Company and therefore, deferred taxes are not applicable.

NOTE G – NATURE OF OPERATIONS AFFECTED BY INTERRUPTION OF DELIVERY OF OUR NATURAL GAS

The Company has historically experienced variability in revenues and expenses on a quarterly basis. A significant amount of this variability from December 2005 thru September 2006 was due to the fact that the Company’s delivery of it’s natural gas was interrupted from the use of Columbia Gas Company’s pipeline. Therefore, the results of operations presented for the year ended September 30, 2006, are not necessarily indicative of results of operations for the full year. Since the interruption, the Company has made arrangements to be able to resume delivery of it’s natural gas in the near future.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE H – GAS RESERVES INFORMATION (unaudited)

The information presented below represents estimates of proved natural gas reserves. Reserves are estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations over prices and costs existing at year end except by contractual arrangements. Proved reserves are estimated quantities of natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods.

The reserve data presented represents estimates only and should not be construed as being exact. In addition, the standardized measures of discounted future net cash flows may not represent the fair market value of the Company’s gas reserves or the present value of future cash flows of equivalent reserves, due to anticipated future changes in gas prices and in production and development costs and other factors for which effects have not been provided.

The Company’s reconciliation of changes in proved reserve quantities is as follows (unaudited):

(Also includes estimates from other formations not yet based on reports by the engineer due to time restraints.)

Developed reserves:	(Natural gas )	(MCF)
Balance October 1, 2001
Developed reserves		5,875,000
Production		(164,216)

Balance September 30, 2002		5,710,784
Production		(288,601)

Balance September 30, 2003		5,422,183
Production		(398,690)

Balance September 30, 2004		5,023,493
Production		(675,242)

Balance September 30, 2005		4,348,251

Production		(210,725)

Balance September 30, 2006		4,1,37,526

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – SUPPLEMENTAL INFORMATION RELATING TO GAS PRODUCING ACTIVITIES (unaudited)

The supplementary information summarized below presents the results of natural gas activities in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities”.

CAPITALIZED COSTS RELATING TO GAS PRODUCING ACTIVITIES

	September 30, 2006	September 30, 2005
Proved gas properties	$4,047,735	$2,216,983
Less accumulated depreciation, depletion, and impairment	327,691	286,376

Net capitalized costs	$3,720,044	$1,930,607

COST INCURRED IN GAS PRODUCING ACTIVITIES

	Year ended September 30, 2006	Year ended September 30, 2005
Property acquisition costs	$0	$0
Exploration costs	0	0
Development costs	1,830,752	684,212

Property acquisition costs include purchases of proved and unproved gas properties.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – SUPPLEMENTAL INFORMATION RELATING TO GAS PRODUCING ACTIVITIES (unaudited) (continued)

RESULTS OF OPERATIONS FOR GAS PRODUCING ACTIVITIES

	Year ended September 30, 2006	Year ended September 30, 2005
Gas production	$843,182	$2,646,947
Loss on sale of gas prop.	0	0
Production costs	371,539	1,053,311
Exploration expenses	0	0
Depreciation, depletion, amortization and other	41,315	127,280

Results of operations for gas producing activities (excluding corporate overhead, financing costs and taxes)	$430,328	$1,466,356

GAS RESERVE INFORMATION (UNAUDITED)

The estimates of the Company’s proved and unproved gas reserves are based upon evaluations made by management and verified by Steven P. Kohler, engineering consultant, as of September 30, 2006 and 2005. All reserves are located within the United States. Reserves are estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost escalation except by contractual arrangements.

Proved gas reserves are the estimated quantities of natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – SUPPLEMENTAL INFORMATION RELATING TO GAS PRODUCING ACTIVITIES (unaudited) (continued)

GAS RESERVE INFORMATION (UNAUDITED)

•	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

•	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

•	Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as “indicated additional reservoirs”; (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (c) crude oil, natural gas and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil and natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – SUPPLEMENTAL INFORMATION RELATING TO GAS PRODUCING ACTIVITIES (unaudited) (continued)

GAS RESERVE INFORMATION (UNAUDITED)-continued

    Proved developed gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operation methods. Additional gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

    The reserve data presented represents estimates only and should not be construed as being exact. In addition, the standardized measures of discounted future net cash flows may not represent the fair market value of the Company’s gas reserves or the present value of future cash flows of equivalent reserves, due to anticipated future changes in gas prices and in production and development costs and other factors for effects have not been proved.

    The following schedule presents the standardized measure of estimated discounted future net cash flows relating to proved gas reserves. The estimated future production is priced at fiscal year-end prices, adjusted only for fixed and determinable increases in natural gas prices provided by contractual agreements. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved reserves based on fiscal year-end cost levels. The future net cash flows are reduced to present value amounts by applying a 10% discount factor. The standardized measure of future cash flows was prepared using the prevailing economic conditions existing at September 30, 2006 and 2005 and such conditions continually change. Accordingly such information should not serve as a basis in making any judgement on the potential value of recoverable reserves or in estimating future results of operations (unaudited).

WILON RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – SUPPLEMENTAL INFORMATION RELATING TO GAS PRODUCING ACTIVITIES (unaudited) (continued)

GAS RESERVE INFORMATION (UNAUDITED)-continued

	Years ended September 30,
	2006	2005
Future cash inflows	$1,330,693	$3,041,478
Future production costs	(681,496)	(1,452,185)
Future development costs	(201,417)	(514,956)
Future income tax expense	(97,250)	(275,450)

Future net cash flows	350,530	798,887
Less 10% annual discount for estimated timing of cash flows	(85,415)	(197,065)

Standard measure of discounted future net cash flows	$265,115	$601,822

The following table summarizes the changes in the standardized measure of discounted future net cash flows estimated production of proved gas reserves after income taxes (unaudited):

	Years ended September 30,
	2006	2005
Balance, beginning of year	$601,822	$563,113
Increase in discounted future net cash flows:
Sales and transfers of gas, net of related costs	(614,745)	(625,885)
Revision of previous quantity/price	62,953	508,587
Net change in future income taxes	115,085	156,007

Balance, end of year	$265,115	$601,822

PART II

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Dividend Policy

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

Reports to Stockholders

We intend to furnish our stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. Our fiscal year ends on September 30th.

Transfer Agent

We have appointed Olde Monmouth Stock Transfer Co., Atlantic Highlands, New Jersey, as transfer agent for our shares of common stock.

LEGAL PROCEEDINGS

We are not a party to nor are we aware of any material existing, pending or threatened lawsuits or other legal actions.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Drakeford and Drakeford, LLC have been the accountants for Wilon Resources, Inc. for the fiscal years ended September 30, 2006 and 2005. The audit reports of Drakeford and Drakeford, LLC on our financial statements as of and for the years ended September 30, 2006 and 2005, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope or accounting principles.

In connection with the audit of the financial statements prepared for the fiscal years ended September 30, 2006 and 2005, the Company had no disagreements with Drakeford and Drakeford, LLC with respect to accounting principles or practices, financial statement disclosure, or auditing scope or procedures of the type discussed in Item 304(a)(iv) of Regulation S-B.

RECENT SALES OF UNREGISTERED SECURITIES.

The registrant was formed in October, 1998 under the Tennessee Business Corporation Act. In October, 1998, it issued 1,000 shares of its common stock to Harlis Trust, controlled by Harry Thompson, its President. On March 11, 2003, the registrant amended its charter to authorize 50,000,000 shares of common stock. On that date, it’s issued and outstanding stock was forward split in the ratio of 10,400 to 1 so that Harlis Trust owned 10,400,000 shares of common stock. On August 11, 2003, Harlis Trust gifted 100,000 shares each to Amy Pye, Eric Thompson, Kevin Thompson and Stephany Rutledge, the children of Harry Thompson. The forward split of the other shares increased the total outstanding shares to 11,995,000 as of September 30, 2005. For the year ended September 30, 2006, an additional 3,734,834 shares of common stock were issued for cash at a price of $.75 per share for Company operations and well maintenance purposes. The shares are restricted as to transferability. The Company relied upon the exemption from registration under the Securities Act of 1933 provided by Section 4(2) thereof in connection with the issuance of the securities.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Tennessee Business Corporation Act provides for the indemnification of the officers, directors and corporate employees and agents of Wilon Resources, Inc. (the “Registrant”) under certain circumstances as follows: 48-18-501. Part definitions.

In this part:

(1) “Corporation” includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor’s existence ceased upon consummation of the transaction;

(2) “Director” means an individual who is or was a director of a corporation including individuals acting pursuant to section 48-18-101, or an individual who, while a director of a corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation’s request if the director’s duties to the corporation also impose duties on or otherwise involve services by the director to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director;

(3) “Expenses”includes counsel fees:

(4) “Liability” means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding;

(5) “Official capacity” means:

(A) When used with respect to a director, the office of director in a corporation; and

(B) When used with respect to an individual other than a director, as contemplated in section 48-18-507a the office in a corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation. “Official capacity” does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise;

(6) “Party” includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding; and

(7) “Proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

48-18-502. Authority to indemnify.

(a) Except as provided in subsection (d), a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

(1) The individual’s conduct was in good faith; and

(2) The individual reasonably believed:

(A) In the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in is best interest; and

(B) In all other cases, that the individual’s conduct was at least not opposed to its best interests; and

(3) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

(b) A director’s conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subdivision (a) (2) (B).

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(d) A corporation may not indemnify a director under this section:

(1) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(2) In connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

48-18-503. Mandatory indemnification.

Unless limited by its charter, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

48-18-504. Advance for expenses.

(a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

(1) The director furnishes the corporation a written affirmation of the director’s good faith belief that the director has met the standard of conduct descried in section 48-18-502;

(2) The director furnishes the corporation a written undertaking executed personally or on the director’s behalf, to repay the advance if it is ultimately determined that the director is not entitled to indemnification; and

(3) A determination is made that the facts then known to those making the determination would not preclude indemnification under this part.

(b) The undertaking required by subdivision (a) (2) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make payment.

(c) Determinations and authorizations of payments under this section shall be made in the manner specified in section 48-18-506.

48-18-505. Indemnification of directors.

Unless a corporation’s charter provides otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification if it determines the director is:

(1) Entitled to mandatory indemnification under section 48-18-503, in which case the court shall also order the corporation to pay the director’s reasonable expenses incurred to obtain court-ordered indemnification; or

(2) Fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 48-18-502 or was adjudged liable as described in section 48-18-502 (d), but if the director was adjudged so liable the director’s indemnification is limited to reasonable expenses incurred.

48-18-506. Determination and authorization of indemnification.

(a) A corporation may not indemnify a director under section 48-18-502 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 48-18-502.

(b) The determination has been made:

(1) by the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(2) If a quorum cannot be obtained under subdivision (b) (1), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two (2) or more directors not at the time parties to the proceeding;

(3) By independent special legal counsel:

(A) Selected by the board of directors or its committee in the manner prescribed in subdivision (b) (1) or (2); or

(B) If a quorum of the board of directors cannot be obtained under subdivision (b) (1) and a committee cannot be designated under subdivision () (2), selected majority vote of the full board of directors (in which selection directors who are parties may participate); or (4) By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

(c) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subdivision (b) (3) to select counsel.

48-18-507. Indemnification of officers, employees and agents.

Unless a corporation’s charter provides otherwise:

(1) An officer of the corporation who is not a director is entitled to mandatory indemnification under section 48-18-503 and is entitled to apply for court-ordered indemnification under section 48-18-505 in each case to the same extent as to a director; and

(2) The corporation may indemnify and advance expenses under this part to an officer, employee, or agent of the corporation who is not a director to the same extent as to a director; and

(3) A corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy that may be provided by its charter, bylaws, general or specific action of its board of directors, or contract.

48-18-508. Insurance.

A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify the individual against the same liability under section 48-18-502 or section 48-18-503.

48-18-509. Application of part.

(a) The indemnification and advancement of expenses granted pursuant to, or provided by, chapters 11-27 of this title shall not be deemed exclusive of any other rights to which a director seeking indemnification or advancement of expenses may be entitled, whether contained in chapters 11 - 27 of this title, the charter, or the bylaws or, when authorized by such charter or bylaws, in a resolution of shareholders, a resolution of directors, or an agreement providing for such indemnification; provided that no indemnification may be made to or on behalf of any director if a judgment or other final adjudication adverse to the director establishes the director’s liability:

(1) Fro any breach of the duty of loyalty to the corporation or its shareholders;

(2) For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

(3) Under section 48-18-304.

Nothing contained in chapters 11 - 27 of this title shall affect any rights to indemnification to which corporate personnel, other than directors, may be entitled by contract or otherwise under law. If the charter limits indemnification or advance for expenses, indemnification and advance for expenses are valid only to the extent consistent with the charter.

(b) This part does not limit a corporation’s power to pay or reimburse expenses incurred by a director in connection with the director’s appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

Articles 8 and 9 of the Registrant’s amended charter provide as follows:

Article 8

The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the Tennessee Business Corporation Act, as the same may be amended and supplemented.

Article 9

The Corporation shall, to the fullest extent permitted by the provisions of Tennessee Business Corporation Act, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action In another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which such person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Article XII of the Registrant’s by-laws provides as follows:

INDEMNIFICATION OF DIRECTORS AND OFFICERS

1. Indemnification. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was lawful.

2. Derivative Action. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation’s favor by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person’s duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation.

3. Successful Defense. To the extent that a director, trustee, officer, employee or agent of the corporation has been successful, on the merits or otherwise, in whole or in part, in defense of any action, suit or proceeding referred to in paragraphs 1 and 2 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

4. Authorization. Any indemnification under paragraph 1 and 2 above (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in paragraph 1 and 2 above. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (b) by independent legal counsel (selected by one or more of the directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (c) by the stockholders. Anyone making such a determination under this paragraph 4 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

5. Advances. Expenses incurred in defending civil or criminal actions, suits or proceedings shall be paid by the corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in paragraph 4 above upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it shall ultimately be determined by the corporation that the payment of expenses is authorized in this Section.

6. Nonexclusivity. The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of stockholders or disinterested director or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall insure to the benefit of the heirs, executors, and administrators of such a person.

7. Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, trustee, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability.

8. “Corporation” Defined. For purpose of this action, references to the “corporation” shall include, in addition to the corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, trustees, officers, employees or agents, so that any person who is or was a director, trustee, officer, employee or agent of such of constituent corporation will be considered as if such person was a director, trustee, officer, employee or agent of the corporation.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934,the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WILON RESOURCES, INC.

Date : January 12, 2007	By:	/s/ Harry Thompson
Harry Thompson
President
Chief Executive Officer
Chief Financial Officer

PART III

INDEX TO EXHIBITS.

Exhibit No.	Description
3.1	Form of Amended and Restated Articles of Incorporation.

3.2	Bylaws.

5.1	Opinion re: legality

10.1	Gas Well Operating Agreement.

10.2	Oil, Gas, & Coalbed Methane Lease.

10.3	Engineering Reserve Evaluation Update

23.1	Consent of Drakeford & Drakeford, LLC.

23.2	Consent of Steven P. Kohler, Engineering Consultant

23.3	Consent of Louis M. Smith, Esq.